FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, July 26, 2005.

Mr. Alejandro Ferreiro
Superintendente de Valores y Seguros
Alameda Bernardo O’Higgins 1449

Ref: ESSENTIAL FACT

Dear Mr. Ferreiro,

     As required by the provisions of the pertinent legislation and regulations, I wish to inform you of the following material information:

     The board of Endesa Chile at its meeting held on July 25, 2005 agreed to approve, based on the recommendation of the Company’s Audit Committee, the Ethical Channel and Handling of Complaints Procedure in accordance with the requirements of Section 301 of the Sarbanes Oxley Act of the United States of America. This requires companies whose securities are traded in American markets to adopt a procedure for the receipt and handling of complaints related to its accounting, internal controls over financial information and auditing aspects.

     The Company is therefore in compliance with this requirement of the Sarbanes Oxley Act.

Regards,

Héctor López Vilaseco
Chief Executive Officer

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

Date: July 26, 2005	By:	/s/ Héctor López Vilaseco

Name: Héctor López Vilaseco
Title: General Manager